Exhibit 21.1

LIST OF SUBSIDIARIES OF MYRIAD GENETICS, INC.

Company Name	Jurisdiction of Incorporation
Myriad Genetic Laboratories, Inc.	Delaware
Myriad Financial, Inc.	Utah
Myriad Pharmaceuticals, Inc.	Delaware